UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008 Commission File Number

Capital Reserve

(Translation of registrant’s name into

4403-68 Avenue, Edmonton, Alberta Canada T6B 2N2 (Address of principal

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20FX Form

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934. Yes No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Letter of Intent (LOI)

Capital Reserve Canada Ltd. (the Company) has entered into a LOI with Behral Canada Inc. (Behral) whereby Behral will merge with the Company and then change the Company ‘s name to Behral Canada Inc.

The LOI contemplates a closing date of February 28th, 2008 or earlier and is subject to approval of both the Company and Behral, and any regulatory approvals.

Behral will bring to the merger technologies and patents relating to a split ball blowout preventer, a well capping device and offshore drilling. Behral will also bring marketing, financial and administrative expertise to help with the ongoing long term growth of the Company. The Company will issue 23,500,000 Class A Common restricted shares to the shareholders of Behral upon closing.

Presently the company has shares issued and outstanding amounting to 65,066,421 Class “A” common shares.

Change in Officers and Directors:

Capital Reserve Canada ltd. (the "Company") reports Ken Pearson has resigned from his position as President and Chief Executive Officer ("CEO") of the Company effective December 20th 2007. Steve Claussen is now President and CEO of the Company with such service beginning on the effective date of Ken Pearson’s resignation.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA

By: /s/ Steve Claussen Name: Steve Claussen Title: President & CEO

Date: December 20, 2007